Exhibit 99.2

Royal Dutch Shell plc

Three and six month periods ended June 30, 2018

Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 2ND QUARTER 2018 AND HALF YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Half year
Q2 2018	Q1 2018	Q2 2017%[1]			Definition	2018	2017	%
6,024	5,899	1,545	+290	Income/(loss) attributable to shareholders		11,923	5,083	+135
5,226	5,703	1,920	+172	CCS earnings attributable to shareholders	Note 2	10,929	5,301	+106
535	302	(1,684)		Of which: Identified items[2]	A	837	(2,057)

4,691	5,401	3,604	+30	CCS earnings attributable to shareholders excluding identified items		10,092	7,358	+37
121	121	110		Add: CCS earnings attributable to non-controlling interest		242	219

4,812	5,522	3,714	+30	CCS earnings excluding identified items		10,334	7,577	+36
				Of which:
2,305	2,439	1,169		Integrated Gas		4,744	2,350
1,457	1,551	339		Upstream		3,008	879
1,660	1,766	2,529		Downstream		3,426	5,018
(610)	(234)	(323)		Corporate		(844)	(670)

9,500	9,427	11,285	-16	Cash flow from operating activities		18,927	20,793	-9
29	(4,249)	872		Cash flow from investing activities		(4,220)	(3,452)
9,529	5,178	12,157		Free cash flow	H	14,707	17,341

0.72	0.71	0.19	+279	Basic earnings per share ($)		1.44	0.62	+132
0.63	0.69	0.23	+174	Basic CCS earnings per share ($)	B	1.32	0.65	+103
0.56	0.65	0.44	+27	Basic CCS earnings per share excl. identified items ($)		1.21	0.90	+34

0.47	0.47	0.47	—	Dividend per share ($)		0.94	0.94	—

1.	Q2 on Q2 change.
2.	As revised for first quarter 2018, see Definition A.

Compared with the second quarter 2017, CCS earnings attributable to shareholders excluding identified items of $4.7 billion reflected increased contributions from Integrated Gas and Upstream, partly offset by lower earnings in Downstream.

Cash flow from operating activities for the second quarter 2018 was $9.5 billion, which included negative working capital movements of $2.1 billion, compared with $11.3 billion in the second quarter 2017, which included positive working capital movements of $2.5 billioni.

Total dividends distributed to shareholders in the quarter were $3.9 billion. Today, Shell starts a share buyback programme of at least $25 billion in the period 2018-2020, subject to further progress with debt reduction and oil price conditions. In the first tranche of this programme Shell enters into an irrevocable, non-discretionary arrangement to enable the purchase of A ordinary shares and/or B ordinary shares up to the maximum aggregate consideration of $2 billion over a period of 3 months.

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented: “Today we are taking another important step towards the delivery of our world-class investment case, with the launch of a $25 billion share buyback programme.

This move complements the progress we have made since the completion of the BG acquisition in 2016, to reshape our portfolio through a $30 billion divestment programme and new projects, to reduce net debt, and to turn off the scrip dividend.

Our financial framework remains unchanged. Our free cash flow outlook and the progress we have made to strengthen our balance sheet give us the confidence to start our share buyback programme.”

[i]	Revised from positive working capital movements of $2.3 billion. See Note 7 and Definition I.

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ADDITIONAL PERFORMANCE MEASURES

Quarters				$ million		Half year
Q2 2018	Q1 2018	Q2 2017%[1]			Definition	2018	2017	%
5,771	5,183	6,766		Capital investment	C	10,954	11,486
2,502	1,288	9,472		Divestments	D	3,790	9,501

3,442	3,839	3,495	-2	Total production available for sale (thousand boe/d)		3,639	3,622	—

66.09	60.66	45.62	+45	Global liquids realised price ($/b)		63.38	47.02	+35
4.86	4.95	4.30	+13	Global natural gas realised price ($/thousand scf) [2]		4.91	4.32	+14

10,006	9,719	9,548	+5	Operating expenses	G	19,725	18,830	+5
9,844	9,786	9,339	+5	Underlying operating expenses	G	19,630	18,520	+6

8.1%	6.4%	4.0%		ROACE	E	8.1%	4.0%
6.5%	6.1%	4.2%		ROACE (CCS basis excluding identified items)	E	6.5%	4.2%

23.6%	24.7%	25.8%		Gearing[3]	F	23.6%	25.8%

1.	Q2 on Q2 change.
2.	First quarter 2018 and the four quarters of 2017 have been revised following a reassessment.
3.	With effect from 2018, the net debt calculation has been amended (see Definition F). Gearing as previously published at June 30, 2017 was 25.3%.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

SECOND QUARTER 2018 PORTFOLIO DEVELOPMENTS

Integrated Gas

Divestments completed in the quarter amounted to $1,995 million. These included the sale of Shell’s interest in the Bongkot field and adjoining acreage offshore Thailand to PTT Exploration & Production and the sale of its 15% shareholding in Malaysia LNG Tiga Sdn Bhd to the Sarawak State Financial Secretary.

In July, Shell and its partners completed the dilution of interests in LNG Canada to Petronas. As a result of this transaction, Shell’s interest in LNG Canada is 40%.

Upstream

During the quarter, Shell announced a large deep-water exploration discovery in the US Gulf of Mexico with its Dover well (Shell interest 100%). In July, Shell signed production-sharing contracts with the government of Mauritania for the exploration and potential future production of two offshore blocks (Shell interest 90%).

In May, Shell announced the start of production of Kaikias Phase 1, a subsea development in the US Gulf of Mexico with estimated peak production of 40 thousand boe/d (Shell interest 80%).

NAM’s shareholders and the Dutch State signed a Heads of Agreement in June, which includes measures to support the ramp-down of production and to ensure the financial robustness of NAM. As part of the agreement, NAM’s shareholders have agreed for NAM not to declare dividends for 2018 and 2019. In 2016 and 2017, dividends received by Shell from NAM totalled $260 million and $342 million respectively.

Divestments completed in the quarter amounted to $486 million.

In June, Shell announced the sale of its entire 44.56% interest in Draugen and 12.00% interest in Gjøa in Norway to OKEA AS for $556 million. Shell also sold its shares in Canadian Natural Resources Limited for $3,307 million.

Downstream

In May, Shell and China National Offshore Oil Corporation (“CNOOC”) announced the start-up of the second ethylene cracker at their Nanhai petrochemicals complex in Huizhou, Guangdong Province, China. The new cracker increases ethylene capacity at the complex by around 1.2 million tonnes per year (Shell interest 50%).

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PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Half year
Q2 2018	Q1 2018	Q2 2017%[1]			2018	2017	%
3,358	2,391	1,191	+182	Segment earnings	5,749	3,013	+91
1,053	(48)	22		Of which: Identified items (Definition A)	1,005	663
2,305	2,439	1,169	+97	Earnings excluding identified items	4,744	2,350	+102

2,950	2,561	1,951	+51	Cash flow from operating activities	5,511	3,902	+41

804	1,311	831	-3	Capital investment (Definition C)	2,115	1,636	+29

223	212	188	+19	Liquids production available for sale (thousand b/d)	217	178	+22
4,243	4,407	3,683	+15	Natural gas production available for sale (million scf/d)	4,324	3,501	+24

954	972	823	+16	Total production available for sale (thousand boe/d)	963	782	+23
8.46	8.90	8.09	+5	LNG liquefaction volumes (million tonnes)	17.36	16.27	+7

17.97	18.58	16.08	+12	LNG sales volumes (million tonnes)	36.55	31.92	+15

1.	Q2 on Q2 change.

Second quarter identified items primarily reflected a total net gain on sale of assets of $876 million, mainly related to divestments in Thailand and India, and a gain on fair value accounting of commodity derivatives of $238 million. Identified items also included a charge of $53 million related to the impact of the weakening Australian dollar on a deferred tax position.

Compared with the second quarter 2017, Integrated Gas earnings excluding identified items benefited from higher realised oil, gas and LNG prices, increased contributions from trading, as well as higher sales volumes. This was partly offset by higher operating expenses. Total production increased by 16% compared with the second quarter 2017, mainly due to higher volumes from Pearl GTL. LNG liquefaction volumes increased by 5% compared with the same quarter a year ago, mainly due to increased feedgas availability across the portfolio, partly offset by higher maintenance.

Cash flow from operating activities increased compared with the same quarter a year ago mainly as a result of higher earnings, partly offset by increased cash margining on derivatives and higher tax payments. Cash flow from operating activities included negative working capital movements of $48 million, compared with positive movements of $166 million2 in the same quarter a year ago.

Half year identified items comprised a total net gain on sale of assets of $877 million and a gain on fair value accounting of commodity derivatives of $208 million, partly offset by impairments of $50 million.

Compared with the first half 2017, Integrated Gas earnings excluding identified items benefited from higher realised oil, gas and LNG prices, increased contributions from trading and higher sales volumes. This was partly offset by higher operating expenses. Total production increased by 23%, mainly due to higher volumes from Pearl GTL and Gorgon. Despite the Woodside divestment, LNG liquefaction volumes increased by 7% compared with the same period last year, mainly due to increased feedgas availability.

Cash flow from operating activities increased compared with the same period a year ago mainly as a result of higher earnings, partly offset by increased cash margining on derivatives. Cash flow from operating activities included negative working capital movements of $432 million, compared with negative movements of $239 million3 in the same period last year.

[2]	Revised from negative working capital movements of $133 million. See Note 7 and Definition I.
[3]	Revised from negative working capital movements of $723 million. See Note 7 and Definition I.

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UPSTREAM

Quarters				$ million	Half year
Q2 2018	Q1 2018	Q2 2017%[1]			2018	2017	%
1,094	1,854	(544)	+301	Segment earnings	2,948	(1,074)	+374
(363)	303	(883)		Of which: Identified items (Definition A)	(60)	(1,953)
1,457	1,551	339	+330	Earnings excluding identified items	3,008	879	+242

5,528	3,556	4,501	+23	Cash flow from operating activities	9,084	8,350	+9

3,021	2,479	4,504	-33	Capital investment (Definition C)	5,500	7,358	-25

1,507	1,573	1,626	-7	Liquids production available for sale (thousand b/d)	1,540	1,662	-7
5,687	7,505	6,064	-6	Natural gas production available for sale (million scf/d)	6,591	6,837	-4

2,488	2,867	2,672	-7	Total production available for sale (thousand boe/d)	2,676	2,840	-6

1.	Q2 on Q2 change.

Second quarter identified items primarily reflected a charge of $532 million related to the impact of the weakening Brazilian real on a deferred tax position, as well as impairments of $352 million, mainly related to Shell’s share of impairments in deep-water rig joint ventures. Identified items also included a net gain on sale of assets of $585 million, primarily related to the divestment of Shell’s interest in the Mukhaizna asset in Oman as well as a tax remeasurement triggered by divestments in Norway.

Compared with the second quarter 2017, Upstream earnings excluding identified items benefited from higher realised oil prices, lower depreciation and lower operating expenses. These were partly offset by lower volumes, higher taxation as a result of adverse currency exchange effects and movements in deferred tax positions. Production decreased by 7%, compared with the same quarter a year ago, mainly due to divestments. Excluding divestments, production was 2% higher than in the same quarter a year ago, mainly due to the start-up of new fields and the continuing ramp-up of existing fields.

Cash flow from operating activities increased compared with the same quarter a year ago, mainly reflecting higher earnings, partly offset by higher tax payments and lower dividends received. Cash flow from operating activities included positive working capital movements of $485 million, compared with positive movements of $752 million4 in the second quarter 2017.

Half year identified items comprised impairments of $666 million, mainly related to Shell’s share of impairments recognised by deep-water rig joint ventures and by NAM, and a $557 million charge related to the impact of the weakening Brazilian real on a deferred tax position. These were partly offset by a net gain on sale of assets of $1,191 million, primarily related to divestments in West Qurna, North Sabah and Oman as well as a tax remeasurement triggered by divestments in Norway.

Compared with the first half 2017, Upstream earnings excluding identified items benefited from higher realised oil prices as well as lower depreciation, partly offset by lower volumes. Production decreased by 6%, compared with the same period a year ago, mainly due to divestments and field decline, partly offset by new fields ramping up. Excluding divestments, production was 4% higher than in the same period last year.

Cash flow from operating activities reflected increased earnings, partly offset by higher tax payments and lower dividends received compared with the same period a year ago. Cash flow from operating activities included negative working capital movements of $345 million, compared with positive movements of $80 million5 in the first half 2017.

[4]	Revised from positive working capital movements of $673 million. See Note 7 and Definition I.
[5]	Revised from negative working capital movements of $130 million. See Note 7 and Definition I.

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DOWNSTREAM

Quarters				$ million	Half year
Q2 2018	Q1 2018	Q2 2017%[1]			2018	2017	%
1,168	1,806	2,157	-46	Segment earnings[2]	2,974	4,737	-37
(492)	40	(372)		Of which: Identified items (Definition A)[3]	(452)	(281)
1,660	1,766	2,529	-34	Earnings excluding identified items[2]	3,426	5,018	-32
				Of which:
1,102	1,081	1,905	-42	Oil Products	2,183	3,558	-39
114	141	760	-85	Refining & Trading	255	1,475	-83
988	940	1,145	-14	Marketing	1,928	2,083	-7
558	685	624	-11	Chemicals	1,243	1,460	-15

990	3,107	5,126	-81	Cash flow from operating activities	4,097	8,831	-54

1,908	1,369	1,419	+34	Capital investment (Definition C)	3,277	2,465	+33

2,557	2,637	2,476	+3	Refinery processing intake (thousand b/d)	2,597	2,553	+2

6,745	6,785	6,467	+4	Oil products sales volumes (thousand b/d)	6,765	6,487	+4

4,875	4,514	4,465	+9	Chemicals sales volumes (thousand tonnes)	9,389	9,011	+4

1.	Q2 on Q2 change.
2.	Earnings are presented on a CCS basis (See Note 2).
3.	As revised for first quarter 2018, see Definition A.

Second quarter identified items mainly reflected a loss on fair value accounting of commodity derivatives of $323 million, redundancy and restructuring costs of $72 million, impairments of $53 million and a net loss on the sale of assets of $49 million, mainly related to tax remeasurements.

Compared with the second quarter 2017, Downstream earnings excluding identified items were negatively impacted by lower trading results, higher operating expenses and adverse currency exchange effects.

Cash flow from operating activities decreased compared with the second quarter 2017, mainly due to negative working capital movements of $2,491 million, compared with positive movements of $1,831 million6 in the same quarter a year ago. Excluding working capital movements, cash flow from operating activities increased as lower cash cost of sales more than offset lower CCS earnings.

Oil Products

•	Refining & Trading earnings excluding identified items were negatively impacted by lower trading results, adverse currency exchange effects and higher operating expenses compared with the second quarter 2017.

Refinery availability decreased to 87% compared with 91% in the second quarter 2017, mainly due to higher planned maintenance.

•	Marketing earnings excluding identified items decreased compared with the second quarter 2017. Earnings were impacted by lower retail margins, higher operating expenses and adverse currency exchange effects, partly offset by higher margins in global commercial.

Compared with the second quarter 2017, Oil Products sales volumes were higher due to increased Refining & Trading sales volumes.

Chemicals

•	Chemicals earnings excluding identified items were primarily impacted by lower underlying cracker margins, increased feedstock prices and higher operating expenses, partly offset by improved underlying margins on intermediates.

Chemicals manufacturing plant availability increased to 93% compared with 92% in the second quarter 2017, mainly due to lower planned maintenance.

[6]	Revised from positive working capital movements of $1,744 million. See Note 7 and Definition I.

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Half year identified items comprised a loss on fair value accounting of commodity derivatives of $336 million and impairments of $90 million, partly offset by a gain of $57 million related to deferred tax remeasurements in non-Shell operated ventures.

Compared with the first half 2017, Downstream earnings excluding identified items were negatively impacted by lower trading results, adverse currency exchange effects and higher operating expenses.

Cash flow from operating activities decreased compared with the first half 2017, mainly due to negative working capital movements of $2,520 million, compared with positive movements of $1,463 million7 in the same period a year ago. Excluding working capital movements, cash flow from operating activities of $6,617 million reflected decreased CCS earnings, partly offset by lower cash cost of sales.

Oil Products

•	Refining & Trading earnings excluding identified items were negatively impacted by lower trading results, adverse currency exchange effects and higher operating expenses, compared with the first half 2017.

Refinery availability decreased to 90% compared with 92% in the same period last year, mainly due to additional planned maintenance.

•	Marketing earnings excluding identified items were impacted by higher operating expenses and adverse currency exchange effects, compared with the first half 2017.

Compared with the first half 2017, Oil Products sales volumes were higher largely due to increased Refining & Trading sales volumes.

Chemicals

•	Chemicals earnings excluding identified items reflected less favourable industry conditions and higher operating expenses.

Chemicals manufacturing plant availability increased to 94% from 93% in the first half 2017, mainly reflecting lower planned maintenance.

[7]	Revised from positive working capital movements of $1,523 million. See Note 7 and Definition I.

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CORPORATE

Quarters			$ million	Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
(273)	(227)	(774)	Segment earnings	(500)	(1,184)
337	7	(451)	Of which: Identified items (Definition A)	344	(514)
(610)	(234)	(323)	Earnings excluding identified items	(844)	(670)

32	203	(293)	Cash flow from operating activities	235	(290)

Second quarter identified items primarily reflected a tax credit of $325 million related to the impact of the weakening Brazilian real on financing positions.

Compared with the second quarter 2017, Corporate earnings excluding identified items reflected lower tax credits and adverse currency exchange effects.

Half year identified items primarily reflected a tax credit of $331 million related to the impact of the weakening Brazilian real on financing positions.

Compared with the first half 2017, Corporate earnings excluding identified items reflected adverse currency exchange effects.

OUTLOOK FOR THE THIRD QUARTER 2018

Compared with the third quarter 2017, Integrated Gas production is expected to be 40 – 70 thousand boe/d lower, mainly due to divestments and higher maintenance. LNG liquefaction volumes are expected to be at a similar level.

Compared with the third quarter 2017, Upstream production is expected to be 210 – 240 thousand boe/d lower, mainly due to divestments, field decline and higher maintenance, partly offset by volumes from new fields.

Given the unplanned downtime events in the third quarter 2017, refinery availability is expected to increase in the third quarter 2018 compared with the same period a year ago. This will be partly offset by higher planned maintenance.

Oil products sales volumes are expected to be at a similar level compared with the same period a year ago.

Given the unplanned downtime events in the third quarter 2017, chemicals availability is expected to increase in the third quarter 2018 compared with the same period a year ago. This will be partly offset by higher planned maintenance from the turnaround season.

Corporate earnings excluding identified items are expected to be a net charge of $ 400 – 450 million in the third quarter and a net charge of around $1.4 – 1.6 billion for the full year 2018. This excludes the impact of currency exchange effects.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
96,765	89,235	72,131	Revenue[1]	186,000	143,927
716	1,039	931	Share of profit of joint ventures and associates	1,755	2,129
1,787	840	(360)	Interest and other income	2,627	(43)

99,268	91,114	72,702	Total revenue and other income	190,382	146,013

73,121	66,528	53,237	Purchases	139,649	104,503
6,988	6,923	6,934	Production and manufacturing expenses	13,911	13,592
2,781	2,588	2,394	Selling, distribution and administrative expenses	5,369	4,806
237	208	220	Research and development	445	432
243	230	255	Exploration	473	698
5,359	5,334	6,181	Depreciation, depletion and amortisation	10,693	14,019
929	936	935	Interest expense	1,865	2,047

89,658	82,747	70,156	Total expenditure	172,405	140,097

9,610	8,367	2,546	Income/(loss) before taxation	17,977	5,916
3,422	2,336	904	Taxation charge/(credit)	5,758	630

6,188	6,031	1,642	Income/(loss) for the period[1]	12,219	5,286
164	132	97	Income/(loss) attributable to non-controlling interest	296	203

6,024	5,899	1,545	Income/(loss) attributable to Royal Dutch Shell plc shareholders	11,923	5,083

0.72	0.71	0.19	Basic earnings per share ($)[2]	1.44	0.62
0.72	0.70	0.19	Diluted earnings per share ($)[2]	1.42	0.62

1.	See Note 2 “Segment information”.
2.	See Note 3 “Earnings per share”.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
6,188	6,031	1,642	Income/(loss) for the period	12,219	5,286
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(2,782)	464	2,027	- Currency translation differences	(2,318)	3,249
—	—	(122)	- Unrealised gains/(losses) on securities[1]	—	7
(2)	(12)	—	- Debt instruments remeasurements[1]	(14)	—
(632)	(68)	171	- Cash flow hedging gains/(losses)	(700)	259
(98)	(93)	—	- Deferred cost of hedging[1]	(191)	—
(57)	22	72	- Share of other comprehensive income/(loss) of joint ventures and associates	(35)	132

(3,571)	313	2,148	Total	(3,258)	3,647
			Items that are not reclassified to income in later periods:
1,265	1,282	1,419	- Retirement benefits remeasurements	2,547	3,172
131	(418)	—	- Equity instruments remeasurements[1]	(287)	—
—	1	—	- Share of other comprehensive income/(loss) of joint ventures and associates	1	—

1,396	865	1,419	Total	2,261	3,172

(2,175)	1,178	3,567	Other comprehensive income/(loss) for the period	(997)	6,819

4,013	7,209	5,209	Comprehensive income/(loss) for the period	11,222	12,105
83	93	152	Comprehensive income/(loss) attributable to non-controlling interest	176	268

3,930	7,116	5,057	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	11,046	11,837

1.	See Note 1 “Basis of preparation” regarding IFRS 9 Financial Instruments.

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Jun 30, 2018	Dec 31, 2017
Assets
Non-current assets
Intangible assets	23,968	24,180
Property, plant and equipment	223,287	226,380
Joint ventures and associates	27,795	27,927
Investments in securities	3,387	7,222
Deferred tax	12,782	13,791
Retirement benefits	4,082	2,799
Trade and other receivables	7,807	8,475
Derivative financial instruments[1]	614	919

	303,722	311,693

Current assets
Inventories	27,975	25,223
Trade and other receivables	48,654	44,565
Derivative financial instruments[1]	7,415	5,304
Cash and cash equivalents	19,468	20,312

	103,512	95,404

Total assets	407,234	407,097

Liabilities
Non-current liabilities
Debt	70,547	73,870
Trade and other payables	3,197	3,447
Derivative financial instruments[1]	1,474	981
Deferred tax	13,971	13,007
Retirement benefits	11,396	13,247
Decommissioning and other provisions	23,888	24,966

	124,473	129,518

Current liabilities
Debt	9,924	11,795
Trade and other payables	52,270	51,410
Derivative financial instruments[1]	6,593	5,253
Taxes payable	8,894	7,250
Retirement benefits	431	594
Decommissioning and other provisions	3,409	3,465

	81,521	79,767

Total liabilities	205,994	209,285

Equity attributable to Royal Dutch Shell plc shareholders	197,319	194,356
Non-controlling interest	3,921	3,456

Total equity	201,240	197,812

Total liabilities and equity	407,234	407,097

1.	See Note 6 “Derivative financial instruments and debt excluding finance lease liabilities”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2018 (as previously published)	696	(917)	16,932	177,645	194,356	3,456	197,812
Impact of IFRS 9 [3]	—	—	(138)	88	(50)	—	(50)
At January 1, 2018 (as revised)	696	(917)	16,794	177,733	194,306	3,456	197,762
Comprehensive income/(loss) for the period	—	—	(877)	11,923	11,046	176	11,222
Transfer from other comprehensive income[4]	—	—	(1,134)	1,134	—	—	—
Dividends	—	—	—	(7,857)	(7,857)	(354)	(8,211)
Share-based compensation[5]	—	(284)	(107)	169	(222)	—	(222)
Other changes in non-controlling interest	—	—	—	46	46	643	689

At June 30, 2018	696	(1,201)	14,676	183,148	197,319	3,921	201,240

At January 1, 2017	683	(901)	11,298	175,566	186,646	1,865	188,511
Comprehensive income/(loss) for the period	—	—	6,754	5,083	11,837	268	12,105
Dividends	—	—	—	(7,778)	(7,778)	(196)	(7,974)
Scrip dividends	6	—	(6)	2,183	2,183	—	2,183
Share-based compensation	—	561	(410)	2	153	—	153
Other changes in non-controlling interest	—	—	—	1	1	1,278	1,279

At June 30, 2017	689	(340)	17,636	175,057	193,042	3,215	196,257

1.	See Note 4 “Share capital”.
2.	See Note 5 “Other reserves”.
3.	See Note 1 “Basis of preparation”.
4.	In accordance with IFRS 9 Financial Instruments, the transfer mainly relates to the sale of Shell’s shareholding in Malaysia LNG Tiga Sdn Bhd ($617 million) and the sale of shares in Canadian Natural Resources Limited ($481 million).
5.	The amendments to IFRS 2 Share-based Payment became effective January 1, 2018. Following adoption of the amendments, components of share-based payments that were previously classified as cash-settled are now classified as equity-settled. This resulted in an increase of $172 million in the share plan reserve within other reserves and a net increase of $125 million in retained earnings.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
6,188	6,031	1,642	Income/(loss) for the period	12,219	5,286
			Adjustment for:
2,808	2,169	1,508	- Current tax	4,977	3,390
734	737	757	- Interest expense (net)	1,471	1,709
5,359	5,334	6,181	- Depreciation, depletion and amortisation	10,693	14,019
46	109	25	- Exploration well write-offs[1]	155	309
(1,568)	(607)	68	- Net (gains)/losses on sale and revaluation of non-current assets and businesses	(2,175)	138
(716)	(1,039)	(931)	- Share of (profit)/loss of joint ventures and associates	(1,755)	(2,129)
1,244	750	1,493	- Dividends received from joint ventures and associates	1,994	2,269
(3,459)	281	260	- (Increase)/decrease in inventories	(3,178)	526
(3,061)	(683)	3,062	- (Increase)/decrease in current receivables[1]	(3,744)	3,783
4,374	(484)	(858)	- Increase/(decrease) in current payables[1]	3,890	(3,410)
(624)	(763)	128	- Derivative financial instruments[1]	(1,387)	177
634	(51)	(1,005)	- Deferred tax, retirement benefits, decommissioning and other provisions[1]	583	(3,148)
156	12	291	- Other[1]	168	300
(2,615)	(2,369)	(1,336)	Tax paid	(4,984)	(2,426)

9,500	9,427	11,285	Cash flow from operating activities	18,927	20,793

(5,275)	(4,789)	(5,660)	Capital expenditure	(10,064)	(9,966)
(179)	(415)	(157)	Investments in joint ventures and associates	(594)	(351)
1,422	747	5,584	Proceeds from sale of property, plant and equipment and businesses[2]	2,169	5,706
163	21	1,081	Proceeds from sale of joint ventures and associates	184	1,082
210	156	207	Interest received	366	330
3,688	31	(183)	Other[3]	3,719	(253)

29	(4,249)	872	Cash flow from investing activities	(4,220)	(3,452)

(2,968)	2,707	(578)	Net increase/(decrease) in debt with maturity period within three months	(261)	(868)
			Other debt:
123	241	247	- New borrowings	364	611
(3,582)	(1,390)	(3,593)	- Repayments	(4,972)	(4,915)
(895)	(889)	(1,002)	Interest paid	(1,784)	(1,852)
—	674	6	Change in non-controlling interest	674	8
			Cash dividends paid to:
(3,886)	(3,971)	(2,941)	- Royal Dutch Shell plc shareholders	(7,857)	(5,595)
(228)	(124)	(165)	- Non-controlling interest	(352)	(196)
—	—	—	Repurchases of shares	—	—
(192)	(894)	7	Shares held in trust: net sales/(purchases) and dividends received	(1,086)	(53)

(11,628)	(3,646)	(8,019)	Cash flow from financing activities	(15,274)	(12,860)

(360)	83	259	Currency translation differences relating to cash and cash equivalents	(277)	381

(2,459)	1,615	4,397	Increase/(decrease) in cash and cash equivalents	(844)	4,862

21,927	20,312	19,595	Cash and cash equivalents at beginning of period	20,312	19,130

19,468	21,927	23,992	Cash and cash equivalents at end of period	19,468	23,992

1.	Prior period comparatives within Cash flow from operating activities have been revised to conform with current year presentation. Overall, the revisions do not have an impact on the previously published Cash flow from operating activities. See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.
2.	Second quarter 2017 includes $5,188 million related to the oil sands divestment.
3.	Second quarter 2018 includes $3,307 million from the sale of shares in Canadian Natural Resources Limited, which were received in connection with the oil sands divestment.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union, and on the basis of the same accounting principles as those used in the Annual Report and Form 20-F for the year ended December 31, 2017 (pages 142 to 148) as filed with the US Securities and Exchange Commission, except for the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on January 1, 2018, and should be read in conjunction with that filing.

The Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these Interim Statements.

IFRS 9 sets out the requirements for recognising and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. Furthermore, the standard facilitates use of hedge accounting and also results in different income recognition upon the sale of certain investments in securities. The adoption of IFRS 9 resulted in a decrease of $83 million in equity at January 1, 2018, mainly representing the recognition of additional provisions for impairment of receivables under the expected loss model. In addition, changing the measurement basis from amortised cost to fair value for certain financial assets resulted in an increase of $33 million in equity at January 1, 2018. Furthermore, a reclassification within equity between other reserves and retained earnings, primarily representing deferred cost of hedging, was recognised.

IFRS 15 provides a single model of accounting for revenue arising from contracts with customers based on the identification and satisfaction of performance obligations, and revenue from contracts with customers that is distinguished from other sources. Shell has adopted IFRS 15 with effect from January 1, 2018, and has elected to apply the modified retrospective transition approach. Although IFRS 15 does not generally represent a change from Shell’s current practice, the accounting for certain contracts, such as those with provisional pricing or take-or-pay arrangements, and underlifts and overlifts, has been identified as an area of change. However, these do not have a significant effect on Shell’s accounting or disclosures, and therefore no transition adjustment is presented.

IFRS 16 Leases will be applied by Shell with effect from January 1, 2019. Under the new standard, all lease contracts, with limited exceptions, are recognised in financial statements by way of right-of-use assets and corresponding lease liabilities. Shell will apply the modified retrospective transition approach without restating comparative information.

Compared with the existing accounting for operating leases under IAS 17, application of the new standard will have a significant impact on the classification of expenditures and consequently the classification of cash flow from operating activities, cash flow from investing activities and cash flow from financing activities. It will also impact the timing of expenses recognised in the statement of income.

Differences between the operating lease commitments under the current standard and the additional lease liabilities recognised on balance sheet at January 1, 2019 are expected to be mainly driven by the impact of discounting lease payments, short-term leases, the use of hindsight to assess options to extend or terminate leases and commencement of lease contracts after January 1, 2019. To determine the impact upon application of the new standard, a detailed review of contracts is underway. No impact is expected in relation to lease contracts previously classified as finance leases.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2017 were published in Shell’s Annual Report and Form 20-F and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

INFORMATION BY SEGMENT

Quarters			$ million	Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
			Third-party revenue
10,293	10,721	7,734	Integrated Gas	21,014	16,153
2,346	2,572	1,816	Upstream	4,918	3,425
84,119	75,926	62,575	Downstream	160,045	124,327
7	16	6	Corporate	23	22
96,765	89,235	72,131	Total third-party revenue[1]	186,000	143,927

			Inter-segment revenue
1,271	1,088	873	Integrated Gas	2,359	1,678
9,494	8,904	7,558	Upstream	18,398	16,220
1,927	794	1,099	Downstream	2,721	1,825
—	—	—	Corporate	—	—

			CCS earnings
3,358	2,391	1,191	Integrated Gas	5,749	3,013
1,094	1,854	(544)	Upstream	2,948	(1,074)
1,168	1,806	2,157	Downstream	2,974	4,737
(273)	(227)	(774)	Corporate	(500)	(1,184)
5,347	5,824	2,030	Total	11,171	5,492

1.

Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Second quarter 2018 includes a charge of $1,047 million (Q1 2018: $534 million income; half year 2018: $513 million charge).

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters				Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
6,024	5,899	1,545	Income/(loss) attributable to Royal Dutch Shell plc shareholders	11,923	5,083
164	132	97	Income/(loss) attributable to non-controlling interest	296	203

6,188	6,031	1,642	Income/(loss) for the period	12,219	5,286
			Current cost of supplies adjustment:
(1,105)	(274)	515	Purchases	(1,379)	298
273	67	(143)	Taxation	340	(83)
(9)	—	16	Share of profit/(loss) of joint ventures and associates	(9)	(9)

(841)	(207)	388	Current cost of supplies adjustment[1]	(1,048)	206

5,347	5,824	2,030	CCS earnings	11,171	5,492
			of which:
5,226	5,703	1,920	CCS earnings attributable to Royal Dutch Shell plc shareholders	10,929	5,301
121	121	110	CCS earnings attributable to non-controlling interest	242	219

1.

The adjustment attributable to Royal Dutch Shell plc shareholders is a negative $798 million in the second quarter 2018 (Q1 2018: negative $196 million; Q2 2017: positive $375 million; half year 2018: negative $994 million; half year 2017: positive $218 million).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

3.	Earnings per share

EARNINGS PER SHARE

Quarters				Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
6,024	5,899	1,545	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	11,923	5,083
			Weighted average number of shares used as the basis for determining:
8,309.4	8,304.6	8,212.9	Basic earnings per share (million)	8,307.0	8,184.0
8,376.0	8,377.2	8,292.3	Diluted earnings per share (million)	8,376.6	8,257.7

4.	Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2018	4,597,136,050	3,745,486,731	387	309	696

At June 30, 2018	4,597,136,050	3,745,486,731	387	309	696

At January 1, 2017	4,428,903,813	3,745,486,731	374	309	683
Scrip dividends	81,713,949	—	6	—	6

At June 30, 2017	4,510,617,762	3,745,486,731	380	309	689

1.	Share capital at June 30, 2018 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 22, 2018, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €194 million (representing 2,771 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2019, and the end of the Annual General Meeting to be held in 2019, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

5.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2018 (as previously published)	37,298	154	84	1,440	(22,044)	16,932
Impact of IFRS 9	—	—	—	—	(138)	(138)
At January 1, 2018 (as revised)	37,298	154	84	1,440	(22,182)	16,794
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(877)	(877)
Transfer from other comprehensive income	—	—	—	—	(1,134)	(1,134)
Share-based compensation	—	—	—	(107)	—	(107)

At June 30, 2018	37,298	154	84	1,333	(24,193)	14,676

At January 1, 2017	37,311	154	84	1,644	(27,895)	11,298
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	6,754	6,754
Scrip dividends	(6)	—	—	—	—	(6)
Share-based compensation	—	—	—	(410)	—	(410)

At June 30, 2017	37,305	154	84	1,234	(21,141)	17,636

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.	Derivative financial instruments and debt excluding finance lease liabilities

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2017, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2018 are consistent with those used in the year ended December 31, 2017, and the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have not changed materially since that date.

With effect from 2018, current and non-current derivative assets and liabilities are no longer presented as part of “Trade and other receivables” and “Trade and other payables”, but separately disclosed on the Balance Sheet to provide more insight.

The table below provides the comparison of the fair value with the carrying amount of debt excluding finance lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING FINANCE LEASE LIABILITIES

$ million	Jun 30, 2018	Dec 31, 2017
Carrying amount	66,007	70,140
Fair value[1]	68,325	74,650

1.	Mainly determined from the prices quoted for these securities.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

7.	Change in presentation of Consolidated Statement of Cash Flows

With effect from 2018, the reconciliation from “Income for the period” to “Cash flow from operating activities” has been revised to provide more insight and improve correlation with the Balance Sheet and Statement of Income. “Cash flow from operating activities” itself remains unchanged.

Exploration well write-offs, previously presented under “Other”, are shown separately. Changes in current and non-current derivative financial instruments, previously presented under “Decrease/(increase) in working capital” and “Other”, are presented under a new line item “Derivative financial instruments”. Changes in current retirement benefits and decommissioning provisions, previously included in “Increase/(decrease) in payables”, are presented under “Deferred tax, retirement benefits, decommissioning and other provisions”, together with changes in non-current balances. The impact of these changes is presented below.

$ million	Quarters
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Full year 2017
Working capital movements (as previously published)	(1,828)	2,258	(2,467)	(1,121)	(3,158)
Impact of working capital definition changes on:
- (Increase)/decrease in current receivables	(1,087)	(238)	1,018	(585)	(892)
- Increase/(decrease) in current payables	1,350	444	172	(166)	1,800
Working capital movements (as revised) (I)	(1,565)	2,464	(1,277)	(1,872)	(2,250)

Cash flow from operating activities excluding working capital movements (as previously published)	11,336	9,027	10,049	8,396	38,808
Impact of working capital definition changes on:
- Exploration well write-offs	284	25	47	541	897
- Derivative financial instruments	49	128	(1,076)	(140)	(1,039)
- Deferred tax, retirement benefits, decommissioning and other provisions	(104)	(129)	(161)	12	(382)
- Other	(492)	(230)	—	338	(384)
Cash flow from operating activities excluding working capital movements (as revised) (II)	11,073	8,821	8,859	9,147	37,900

Cash flow from operating activities (unchanged) (I + II)	9,508	11,285	7,582	7,275	35,650

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

DEFINITIONS

A.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown below.

IDENTIFIED ITEMS

Quarters			$ million	Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
			Identified items before tax
1,568	625	(69)	- Divestment gains/(losses)	2,193	(139)
(418)	(417)	(834)	- Impairments	(835)	(3,278)
(218)	(37)	115	- Fair value accounting of commodity derivatives and certain gas contracts[1]	(255)	688
(166)	63	(213)	- Redundancy and restructuring	(103)	(289)
7	53	(657)	- Other	60	(746)

773	287	(1,658)	Total identified items before tax	1,060	(3,764)

			Tax impact
(156)	(10)	(70)	- Divestment gains/(losses)	(166)	197
13	16	43	- Impairments	29	962
104	16	(15)	- Fair value accounting of commodity derivatives and certain gas contracts[1]	120	(84)
63	(16)	57	- Redundancy and restructuring	47	88
(260)	(45)	(77)	- Impact of exchange rate movements on tax balances	(305)	458
(2)	54	36	- Other	52	58

(238)	15	(26)	Total tax impact	(223)	1,679

			Identified items after tax
1,412	615	(139)	- Divestment gains/(losses)	2,027	58
(405)	(401)	(791)	- Impairments	(806)	(2,316)
(114)	(21)	100	- Fair value accounting of commodity derivatives and certain gas contracts[1]	(135)	604
(103)	47	(156)	- Redundancy and restructuring	(56)	(201)
(260)	(45)	(77)	- Impact of exchange rate movements on tax balances	(305)	458
5	107	(621)	- Other	112	(688)

535	302	(1,684)	Impact on CCS earnings	837	(2,085)

			Of which:
1,053	(48)	22	Integrated Gas	1,005	663
(363)	303	(883)	Upstream	(60)	(1,953)
(492)	40	(372)	Downstream[1]	(452)	(281)
337	7	(451)	Corporate	344	(514)

—	—	—	Impact on CCS earnings attributable to non-controlling interest	—	(28)

535	302	(1,684)	Impact on CCS earnings attributable to shareholders	837	(2,057)

1.	Comparatives for the first quarter 2018 have been revised to include a loss of $79 million after tax ($103 million before tax) following the definition change described in Note A. Second quarter 2018 includes a loss of $192 million after tax ($250 million before tax) related to the same definition change. No revision was made for prior years because the effect was immaterial.

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit of joint ventures and associates” in the Consolidated Statement of Income, and fully reported as “identified items before tax” in the table above. Identified items

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Definition G).

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Integrated Gas and Upstream segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as the impact arising from the US tax reform legislation and certain provisions for onerous contracts or litigation.

B.	Basic CCS earnings per share

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).

C.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises capital expenditure, new investments in joint ventures and associates, exploration expense excluding well write-offs, new finance leases and investments in Integrated Gas, Upstream and Downstream equity securities, all of which are recognised on an accruals basis.

The reconciliation of “Capital expenditure” to “Capital investment” is as follows.

Quarters			$ million	Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
5,275	4,789	5,660	Capital expenditure	10,064	9,966
179	415	157	Investments in joint ventures and associates	594	351
195	122	231	Exploration expense, excluding exploration wells written off	317	388
37	182	391	Finance leases	219	432
85	(325)	327	Other	(240)	349

5,771	5,183	6,766	Capital investment	10,954	11,486
			Of which:
804	1,311	831	Integrated Gas	2,115	1,636
3,021	2,479	4,504	Upstream	5,500	7,358
1,908	1,369	1,419	Downstream	3,277	2,465
38	24	12	Corporate	62	27

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

D.	Divestments

Divestments is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments in equity securities, reported in “Cash flow from investing activities”, adjusted onto an accruals basis and for any share consideration received or contingent consideration initially recognised upon the related divestment, as well as proceeds from the sale of interests in entities while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.), which are included in “Change in non-controlling interest” within “Cash flow from financing activities”.

In future periods, the proceeds from any disposal of shares received as divestment consideration, and proceeds from realisation of contingent consideration, will be included in “Cash flow from investing activities”.

The reconciliation of “Proceeds from sale of property, plant and equipment and businesses” to “Divestments” is as follows.

Quarters			$ million	Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
1,422	747	5,584	Proceeds from sale of property, plant and equipment and businesses	2,169	5,706

163	21	1,081	Proceeds from sale of joint ventures and associates	184	1,082
138	—	2,829	Share and contingent consideration[1]	138	2,829
—	673	3	Proceeds from sale of interests in entities while retaining control	673	3
779	(153)	(25)	Other[2]	626	(119)

2,502	1,288	9,472	Divestments	3,790	9,501
			Of which:
1,995	14	22	Integrated Gas	2,009	34
486	574	8,084	Upstream	1,060	8,101
21	700	1,348	Downstream	721	1,348
—	—	18	Corporate	—	18

1.	This is valued at the date of the related divestment, instead of when these shares are disposed of or the contingent consideration is realised.
2.	Second quarter 2018 includes $636 million from the sale of Shell’s shareholding in Malaysia LNG Tiga Sdn Bhd.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

$ million	Quarters
	Q2 2018	Q1 2018	Q2 2017
Income for current and previous three quarters	20,368	15,822	8,328
Interest expense after tax	2,604	2,645	3,056

Income before interest expense	22,972	18,467	11,384

Capital employed – opening	286,604	284,382	282,835
Capital employed – closing	281,711	289,335	286,604

Capital employed – average	284,158	286,859	284,720

ROACE	8.1%	6.4%	4.0%

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

$ million	Quarters
	Q2 2018	Q1 2018	Q2 2017
CCS earnings excluding identified items	18,498	17,411	11,945

Capital employed – average	284,158	286,859	284,720

ROACE on a CCS basis excluding identified items	6.5%	6.1%	4.2%

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. With effect from 2018, the net debt calculation includes the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management believes this amendment is useful, because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the Balance Sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate. Prior period comparatives have been revised to reflect the change in net debt calculation.

$ million	Quarters
	Jun 30, 2018	Mar 31, 2018	Jun 30, 2017
Current debt	9,924	14,392	9,616
Non-current debt	70,547	73,630	80,731

Total debt[1]	80,471	88,022	90,347

Add: Debt-related derivative financial instruments: net liability/(asset)[2]	1,208	42	1,967
Less: Cash and cash equivalents	(19,468)	(21,927)	(23,992)

Net debt	62,211	66,137	68,322

Add: Total equity	201,240	201,313	196,257

Total capital	263,451	267,450	264,579

Gearing[3]	23.6%	24.7%	25.8%

1.	Includes finance lease liabilities of $14,464 million at June 30, 2018, $14,672 million at March 31, 2018, and $15,208 million at June 30, 2017.
2.	There were no collateral balances in the quarters presented.
3.	Gearing as previously published at December 31, 2017, and at June 30, 2017, was 24.8% and 25.3% respectively. Gearing as previously published at December 31, 2016, was 28.0% (29.1% as per revised net debt calculation).

G.	Operating expenses

Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

Quarters			$ million	Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
6,988	6,923	6,934	Production and manufacturing expenses	13,911	13,592
2,781	2,588	2,394	Selling, distribution and administrative expenses	5,369	4,806
237	208	220	Research and development	445	432

10,006	9,719	9,548	Operating expenses	19,725	18,830

			Of which identified items:
(162)	67	(209)	(Redundancy and restructuring charges)/reversal	(95)	(282)
—	—	—	(Provisions)/reversal	—	(28)

(162)	67	(209)		(95)	(310)

9,844	9,786	9,339	Underlying operating expenses	19,630	18,520

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H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments, after investment in maintaining and growing our business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities” as shown on page 6.

I.	Cash flow from operating activities excluding working capital movements

Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Half year
Q2 2018	Q1 2018	Q2 2017		2018	2017
9,500	9,427	11,285	Cash flow from operating activities	18,927	20,793

(3,459)	281	260	- (Increase)/decrease in inventories	(3,178)	526
(3,061)	(683)	3,062	- (Increase)/decrease in current receivables[1]	(3,744)	3,783
4,374	(484)	(858)	- Increase/(decrease) in current payables[1]	3,890	(3,410)

(2,146)	(886)	2,464	(Increase)/decrease in working capital[2]	(3,032)	899

11,646	10,313	8,821	Cash flow from operating activities excluding working capital movements[2]	21,959	19,894

1.	See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.
2.	As previously published, working capital decreased by $2,258 million in the second quarter 2017, and by $430 million in the first half 2017. Cash flow from operating activities excluding working capital movements, as previously published, was $13,543 million in the second quarter 2017, and $21,223 million in the first half 2017.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2017 (pages 12 to 16) and are summarised below. Other than the risk associated with production from the Groningen field in the Netherlands, an updated description of which is set out below, there are no material changes in the Risk Factors for the remaining 6 months of the financial year.

•	We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

•	Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.

•	Our ability to achieve strategic objectives depends on how we react to competitive forces.

•	We seek to execute divestments in the pursuit of our strategy. We may not be able to successfully divest these assets in line with our strategy.

•	Our future hydrocarbon production depends on the delivery of large and integrated projects, as well as on our ability to replace proved oil and gas reserves.

•	The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules; therefore, subsequent downward adjustments are possible.

•	Rising climate change concerns have led and could lead to additional legal and/or regulatory measures which could result in project delays or cancellations, a decrease in demand for fossil fuels, potential litigation and additional compliance obligations.

•	Our operations expose us to social instability, civil unrest, terrorism, piracy, cyber-disruption, acts of war and risks of pandemic diseases that could have a material adverse effect on our business.

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•

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation and disputes worldwide.

•	The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.

•	A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.

•	Our future performance depends on the successful development and deployment of new technologies and new products.

•

We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk, commodity price risk and credit risk. We are affected by the global macroeconomic environment as well as financial and commodity market conditions.

•	We have substantial pension commitments, funding of which is subject to capital market risks.

•	We mainly self-insure our risk exposure. We could incur significant losses from different types of risks that are not covered by insurance from third-party insurers.

•	An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources and our licence to operate.

•	Many of our major projects and operations are conducted in joint arrangements or associates. This could reduce our degree of control, as well as our ability to identify and manage risks.

•	We rely heavily on information technology systems for our operations.

•	Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•

Violations of anti-bribery, anti-corruption and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions, civil suits and ancillary consequences (such as debarment and the revocation of licences).

•	Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal sanctions and civil suits.

•	The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.

The description of the following Risk Factor has been changed.

•	Production from the Groningen field in the Netherlands causes earthquakes that affect local communities.

Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM). An important part of NAM’s gas production comes from the onshore Groningen gas field, in which EBN, a Dutch government entity, has a 40% interest and NAM a 60% interest. Since 1995, production from the Groningen field has caused earthquakes. Some of these earthquakes have caused damage to houses and other structures in the region, resulting in complaints and lawsuits from the local community. Following the Dutch cabinet’s decision to reduce NAM’s production from the Groningen field to zero by 2030, NAM’s shareholders and the Dutch State signed a Heads of Agreement in June 2018. This agreement supports the ramp-down of production from the Groningen field, includes measures to ensure the financial robustness of NAM, and determines the split of legal responsibilities between the Dutch government and the Groningen field partners. Shell’s proved reserves are expected to be reduced by an estimated 0.5 to 0.65 billion boe in 2018 as a result. Additional earthquakes, lawsuits and any acceleration of the current plan to cease production from the Groningen field by 2030 could have further adverse effects on NAM and therefore could impact our earnings, cash flows and financial condition.

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FIRST QUARTER 2018 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell announced the sale of its shares in Shell entities in New Zealand to OMV for $578 million.

Upstream

During the quarter, Shell announced one of its largest US Gulf of Mexico exploration finds in the past decade from the Whale deep-water well (Shell share 60%). The discovery is under evaluation.

In the deep-water bid round in Mexico in January for the Gulf of Mexico, Shell won four exploration blocks on its own, four with its partner Qatar Petroleum and one with its partner Pemex Exploración y Producción. Shell will be the operator of all nine blocks.

Shell won four additional deep-water exploration blocks in Brazil, one block on its own, and three in joint bids with Chevron, Petrobras and Galp. Shell will be the operator of two blocks.

In March, the Dutch cabinet decided to reduce NAM’s production (Shell interest 50%) from the Groningen field to zero by 2030. It is expected that this decision, if fully implemented, will reduce Shell’s proved reserves by an estimated 0.5 to 0.65 billion boe in 2018.

In March, Shell completed the sale of its 19.6% interest in the West Qurna 1 oil field in Iraq to Itochu Corporation. Divestments completed in the quarter totalled $574 million.

In April, Shell announced a final investment decision to develop the Vito deep-water field in the US Gulf of Mexico. Vito (Shell interest 63.1%) is expected to reach an average peak production of 100 thousand boe/d.

Downstream

During the quarter, Shell Midstream Partners, L.P., sold approximately 36 million common units for total gross proceeds of $980 million. Gross proceeds from the public offering were $680 million with $300 million from a private offering with Shell Midstream LP Holdings LLC.

In April, Shell signed an agreement to sell its Downstream business in Argentina to Raízen. The sale includes the Buenos Aires refinery, around 645 retail stations, the global commercial businesses, as well as supply and distribution activities in the country. The businesses acquired by Raízen will continue the relationship with Shell through various commercial agreements.

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CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2017 (available at www.shell.com/investor and www.sec.gov) and under “ – Cautionary Statement” above. These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 26, 2018. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

July 26, 2018

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Linda Szymanski, Company Secretary

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

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APPENDIX

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED JUNE 30, 2018

•	Cash and cash equivalents decreased to $19.5 billion at June 30, 2018, from $21.9 billion at March 31, 2018.

•	Cash flow from operating activities was an inflow of $9.5 billion for the second quarter 2018, mainly driven by second quarter earnings and dividends from joint ventures and associates, partly offset by a negative movement in working capital.

•	Cash flow from investing activities was an inflow of $0.03 billion, mainly driven by capital expenditure of $5.3 billion offset by other items of $3.7 billion (mainly proceeds from the sale of shares in Canadian Natural Resources Limited of $3.3 billion), and proceeds from the sale of property, plant, equipment and businesses of $1.4 billion.

•	Cash flow from financing activities was an outflow of $11.6 billion, mainly driven by net repayments of debt of $6.4 billion, dividend payments to Royal Dutch Shell plc shareholders of $3.9 billion and interest payments of $0.9 billion.

•	Total current and non-current debt decreased to $80.5 billion at June 30, 2018, compared with $88.0 billion at March 31, 2018. Total debt excluding finance leases decreased by $7.3 billion and the carrying amount of finance leases decreased by $0.2 billion. No debt was issued in the second quarter 2018 under the US shelf registration or Euro medium-term note (EMTN) programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $3.9 billion in the second quarter 2018, compared with $2.9 billion in the second quarter 2017. The scrip dividend programme has been cancelled with effect from the fourth quarter 2017 interim dividend. Under this programme, an additional $0.9 billion dividends were distributed in the second quarter 2017.

•	Dividends of $0.47 per share are announced on July 26, 2018, in respect of the second quarter 2018. These dividends are payable on September 17, 2018. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2017 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE SIX MONTHS ENDED JUNE 30, 2018

•	Cash and cash equivalents decreased to $19.5 billion at June 30, 2018, from $24.0 billion at June 30, 2017.

•	Cash flow from operating activities was an inflow of $18.9 billion for the first half 2018, mainly driven by earnings, partly offset by a negative movement in working capital.

•	Cash flow from investing activities was an outflow of $4.2 billion for the first half 2018, mainly driven by capital expenditure of $10.1 billion, partially offset by other items of $3.7 billion (mainly related to the sale of shares in Canadian Natural Resources Limited) and by proceeds from the sale of property, plant and equipment and businesses of $2.2 billion.

•	Cash flow from financing activities was an outflow of $15.3 billion for the first half 2018, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $7.9 billion, net repayments of debt of $4.9 billion, and interest payments of $1.8 billion.

•	Total current and non-current debt decreased to $80.5 billion at June 30, 2018, compared with $90.3 billion at June 30, 2017. Total debt excluding finance leases decreased by $9.1 billion and the carrying amount of finance leases decreased by $0.7 billion. No debt was issued in the first half 2018 under the US shelf registration or EMTN programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $7.9 billion in the first half 2018, compared with $5.6 billion in the first half 2017. Under the scrip dividend programme, an additional $2.2 billion dividends were distributed to Royal Dutch Shell plc shareholders in the first half 2017.

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CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at June 30, 2018. This information is derived from the Unaudited Condensed Consolidated Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
June 30, 2018

Equity attributable to Royal Dutch Shell plc shareholders	197,319

Current debt	9,924
Non-current debt	70,547
Total debt[A]	80,471
Total capitalisation	277,790

[A]	Of the total carrying amount of debt at June 30, 2018, $66.0 billion was unsecured and $14.5 billion was secured, and $54.9 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2017: $58.5 billion).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2013, 2014, 2015, 2016, 2017 and the six months ended June 30, 2018:

	$ million
	Six months ended June 30	Years ended December 31
	2018	2017	2016	2015	2014	2013
Pre-tax income from continuing operations before income from joint ventures and associates	16,222	13,905	2,061	(1,480)	22,198	26,317
Total fixed charges	2,189	4,270	3,508	2,495	2,113	1,710
Distributed income from joint ventures and associates	1,994	4,998	3,820	4,627	6,902	7,117
Interest capitalised	(430)	(622)	(725)	(839)	(757)	(762)
Total earnings	19,975	22,551	8,664	4,803	30,456	34,382
Interest expensed and capitalised	1,827	3,562	2,736	1,795	1,522	1,412
Interest within rental expense	362	708	772	700	591	298
Total fixed charges	2,189	4,270	3,508	2,495	2,113	1,710
Ratio of earnings to fixed charges	9.13	5.28	2.47	1.93	14.41	20.11

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

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